Decarbonization Plus Acquisition Corporation II

2744 Sand Hill Road

Menlo Park, CA 94025

January 19, 2021

Office of Real Estate & Construction

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Decarbonization Plus Acquisition Corporation II
Draft Registration Statement on Form S-1
Filed December 17, 2020
CIK No. 0001836154

Ladies and Gentlemen:

Set forth below is the response of Decarbonization Plus Acquisition Corporation II (the “Company,” “we,” “us” or “our”), to the comment received from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) by letter dated January 13, 2021, with respect to the Company’s Draft Registration Statement on Form S-1, filed with the Commission on December 17, 2020 and the Registration Statement on Form S-1, File No. 333-251980, filed with the Commission on January 8, 2021 (the “Registration Statement”). Concurrently with the submission of this letter, we are filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”).

For your convenience, the Company’s response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to Amendment No. 1 unless otherwise specified.

Securities and Exchange Commission

January 19, 2021

Form S-1 filed January 8, 2021

Conflicts of Interest, page 103

2.

Please include disclosure that identifies each of the entities to which each of your executive officers and directors currently have fiduciary duties or contractual obligations, the nature of each entity's business and of the individual's relationship to it.  Consider placing this disclosure in a chart or table if there are several relationships to describe.

RESPONSE: We have revised Amendment No. 1 to include disclosure that identifies each of the entities to which each of the Company’s executive officers and directors currently have fiduciary duties or contractual obligations, the nature of each entity’s business and of the individual’s relationship to it. See pages 109 through 113 of Amendment No. 1.

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Securities and Exchange Commission

January 19, 2021

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact E. Ramey Layne or Brenda K. Lenahan of Vinson & Elkins L.L.P. at (713) 758-4629 or (212) 237-0133.

Very truly yours,

Decarbonization Plus Acquisition Corporation II

By:	/s/ Peter Haskopoulos
Name:	Peter Haskopoulos
Title:	Chief Financial Officer, Chief Accounting Officer and Secretary

Enclosures

cc:	E. Ramey Layne, Vinson & Elkins L.L.P.
Brenda K. Lenahan, Vinson & Elkins L.L.P.
Derek Dostal, Davis Polk & Wardwell LLP
Deanna L. Kirkpatrick, Davis Polk & Wardwell LLP